EXHIBIT 21
Subsidiaries of Sun River Energy, Inc.

State of
Name	Organization	Doing Business As

Sun River Operating, Inc.	Texas	Sun River Operating, Inc. and PC Operating Texas, Inc.

Sun River Energy I, LLC	Texas	Sun River Energy I, LLC and Sun River

New River Exploration, Inc.	Colorado	New River Exploration, Inc. and Sun River Energy, Inc.